1875 K Street, N.W.
Washington, DC 20006

Tel: 202 303 1000
Fax: 202 303 2000

May 18, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	iShares Trust (the “Trust”)

(Securities Act File No. 333-92935

Investment Company Act File No. 811-09729)

Post-Effective Amendment No. 1,633

Ladies and Gentlemen:

On behalf of the Trust, we hereby transmit for filing under the Securities Act of 1933 (the “1933 Act”) and the Investment Company Act of 1940, Post-Effective Amendment No. 1,633 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A. The Amendment relates to the following series of the Trust:

iShares iBonds Dec 2024 Term Muni Bond ETF (the “Fund”)

The Amendment is being filed pursuant to Rule 485(a)(2) under the 1933 Act for the sole purpose of adding a new series to the Trust, and it will become automatically effective 75 days after the filing.

The following information is provided to assist the Staff of the Commission (the “Staff”) in its review of the Registration Statement.

(1)	Investment Objectives and Policies

The Fund seeks to track the investment results of an index composed of investment-grade U.S. municipal bonds maturing after December 31, 2023 and before December 2, 2024.

The Fund seeks to track the investment results of the S&P AMT-Free Municipal Series Dec 2024 Index™ (the “Underlying Index”), which measures the performance of investment-grade, non-callable U.S. municipal bonds maturing in 2024. As of May 9, 2016, there were 3,282 issues in the Underlying Index.

The Underlying Index includes municipal bonds primarily from issuers that are state or local governments or agencies such that the interest on the bonds is exempt from U.S. federal income taxes and the federal alternative minimum tax (“AMT”). Each bond must have a rating of at least BBB- by Standard & Poor’s Ratings Services, Baa3 by Moody’s Investors Service, Inc. (“Moody’s”), or BBB- by Fitch Ratings, Inc. and must have a minimum maturity par amount of $2 million to be eligible for inclusion in the Underlying Index. To remain in the Underlying Index, bonds must maintain a minimum par amount greater than or equal to $2 million as of each rebalancing date. All bonds in the Underlying Index will mature after December 31, 2023 and before December 2, 2024. Bonds that mature or are pre-refunded in its stated maturity range in their respective year of maturity do not accrue interest past the maturity or pre-refund date. All payments related to the maturity or pre-refunding of a bond are reinvested in tax-exempt cash or cash equivalents for the duration of each month.

(2)	Changes from Recent Filings

The Fund’s description of its investment strategy (i.e., the Fund tracks a specific benchmark, its Underlying Index, described above) and risk factors are specific to this Fund. The portfolio managers are specific to this Fund.

The Amendment follows the general format used by previous Trust filings prepared in accordance with the revised Form N-1A, for example, Post-Effective Amendment No. 1,518 filed pursuant to Rule 485(a)(2) on October 30, 2015, relating to iShares Edge MSCI Multifactor Consumer Discretionary ETF (formerly iShares FactorPlus MSCI Consumer Discretionary ETF), which became effective on May 10, 2016.

(3)	Prior Filings with Similar Disclosure

Much of the disclosure in the Amendment is substantially similar to that in previous filings submitted by the Trust and reviewed by the Staff. In particular, we invite your attention to Post-Effective Amendment No. 1,518, filed pursuant to Rule 485(a)(2) on October 30, 2015, relating to iShares Edge MSCI Multifactor Consumer Discretionary ETF (formerly iShares FactorPlus MSCI Consumer Discretionary ETF), which became effective on May 10, 2016.

In the Prospectus:

“Portfolio Holdings Information,” “Management – Administrator, Custodian and Transfer Agent,” “Shareholder Information – Buying and Selling Shares,” “Shareholder Information – Book Entry,” “Shareholder Information – Share Prices,” “Shareholder Information – Costs Associated with Creations and Redemptions,” “Shareholder Information – Householding,” “Distribution,” and “Financial Highlights.”

In the Statement of Additional Information:

“Portfolio Holdings Information,” “Continuous Offering,” “Investment Advisory, Administrative and Distribution
Services – Portfolio Manager Compensation Overview,” “Investment Advisory, Administrative and Distribution Services – Codes of Ethics,” “Investment Advisory, Administrative and Distribution Services – Anti-Money Laundering Requirements,” “Investment Advisory, Administrative and Distribution

Services – Administrator, Custodian and Transfer Agent,” “Investment Advisory, Administrative and Distribution
Services – Distributor,” “Brokerage Transactions,” and “Financial Statements.”

*    *    *    *    *

The operations of the Fund, the description of the shares offered and the other information that is typically common in a fund complex do not appear to raise novel issues or problem areas that warrant particular attention of the Staff in reviewing the Registration Statement. Consequently, on behalf of the Trust, we request that the Registration Statement be given selective review by the Staff.1

If you have any questions or need further information, please call me at (202) 303-1124.

Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	Deepa Damre, Esq.

Michael Gung

Seong Kim

Joel Whipple

[1]	See Inv. Co. Act Release No. 13768 (Feb. 15, 1984).